Bitwise Bitcoin ETF S-1/A

Exhibit 8.1

Paul D. Carman	Chapman and Cutler llp
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3443
carman@chapman.com

December 29, 2023

Bitwise Investment Advisers, LLC
Attn: Paul (“Teddy”) Fusaro and Katherine Dowling
250 Montgomery Street, Suite 200
San Francisco, California 94104

Delaware Trust Company
Attn: Corporate Trust Administration
251 Little Falls Drive
Wilmington, DE 198087

Re:	Bitwise Bitcoin ETF

Ladies/Gentlemen:

We have acted as counsel for Bitwise Investment Advisers, LLC, Sponsor of Bitwise Bitcoin ETF, a Delaware statutory trust (the “Trust”), in connection with the issuance of Shares of fractional undivided interests in the Trust (the “Shares”), under the First Amended and Restated Declaration of Trust and Trust Agreement of Bitwise Bitcoin ETF dated December 27, 2023 (the “Trust Agreement”) among Bitwise Investment Advisers, LLC, a Delaware limited liability company, as sponsor (the “Sponsor”), as depositor (the “Depositor”) and Delaware Trust Company, as trustee (the “Trustee”). This opinion applies only to the Trust. Holders of beneficial interests in the Trust are referred to herein as the “Shareholders.”

In this connection, we have examined the Form S-1, registration statement and the prospectus for the Trust (the “Prospectus”), the Trust Agreement, and such other instruments and documents, as we have deemed pertinent (the “Transaction Documents”). For purposes of this opinion, we are assuming that the Trust will at all times be operated in accordance with the Trust Agreement and the Prospectus and that the parties to the Trust Agreement will at all times fully comply with the terms of the Trust Agreement. In addition, we are assuming that each of the assets deposited in the Trust that is bitcoin or cash required to by the terms of the Trust Agreement to be converted to bitcoin. Failure to operate the Trust at all times in accordance with the Trust Agreement and the Prospectus or failure to comply fully at all times with the terms of the Trust Agreement or failure of any entity that purports to be a grantor trust, as described in the preceding sentence, to in fact be and continue to be a grantor trust for federal income tax purposes or failure of any such entity to invest as described in the prior sentence could result in federal and state tax treatment different from that described below.

Charlotte     Chicago     New York     Salt Lake City     San Francisco     Washington, DC

You have informed us, and we are assuming that the assets of the Trust will consist of bitcoin and cash required to be converted to bitcoin or waiting to be distributed. All of the assets of the Trust constitute the “Trust Assets.” We have assumed that the Incidental Rights and IR Assets do not become trust assets. You have not requested us to examine, and accordingly we have not examined, any of the Trust Assets and express no opinion as to the Federal or state income tax treatment thereof.

The Transaction Documents include certain representations by the Depositor and the Trustee with respect to which we have no independent knowledge and have done no independent investigation. Such representations include, without limitation, that :  (i) the Trust will acquire and hold the Trust Assets solely for the account of the Shareholders; (ii) the activities of the Trust will consist of the investment of Trusts in the Trust Assets, the collection of the income and proceeds from such investments, and the incidental replacement of Trust Assets and temporary reinvestment of proceeds under limited and specified circumstances; and (iii) the Trust has not and will not (a) establish an office, (b) hire employees, or (c) conduct any acts not permitted by the Trust Agreement.

Based upon the foregoing and assuming the accuracy of the aforementioned representations and assumptions on the date hereof as well as continuing satisfaction of such representations and assumptions, and based upon an investigation of such matters of law as we consider to be applicable:

(i)     We are of the opinion that, under existing United States Federal income tax law, the Trust is not an association taxable as a corporation for Federal income tax purposes but should be classified as a grantor trust and will be governed by the provisions of subpart E of Part I of subchapter J (relating to trusts) of chapter 1, of the Internal Revenue Code of 1986 (the “Code”).

(ii)    Section 671 of the Code provides that, where a trust grantor is treated as the owner of any portion of a trust, there shall then be included in computing the taxable income and credits of the grantor those items of income, deductions and credits against tax of the trust which are attributable to that portion of the trust to the extent that such items would be taken into account under the Code in computing taxable income or credits against the tax of an individual. Each Shareholder is treated as the owner of a pro rata portion of the Trust under Section 676 of the Code. Therefore, a Shareholder will be considered as owning a pro rata share of each of the Trust Assets in the proportion that the number of Shares held by him or her bears to the total number of Shares outstanding. We are of the opinion that, under existing United States Federal income tax law, (a) under subpart E, subchapter J of chapter 1 of the Code, income of the Trust will be treated as income of each Shareholder in the proportion described above, and an item of Trust income will have the same character in the hands of a Shareholder as it would have if the Shareholder directly owned a pro rata portion of the Trust’s assets and (b) each Shareholder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income would be considered to be received by the Shareholder if the Shareholder directly owned a pro rata portion of the Trust’s assets.

(iii)     Although the discussion in the Prospectus under the heading “United States Federal Income Tax Consequences” does not purport to discuss all possible United States federal income tax consequences of the purchase, ownership and disposition of Shares, in our opinion, under existing United States Federal income tax law, such discussion, taken as a whole, is an accurate summary in all material respects, to the extent that the discussion constitutes statements of law or legal conclusions with respect to United States federal income tax matters. In this regard, please note that (a) we have not examined any of the Trust Assets and we are therefore unable to express an opinion, and we express no opinion as to the Federal income tax treatment thereof and (b) the discussion under “Taxes” depends in part on the facts peculiar to individual Shareholders of which we have made no investigation and have no knowledge.

Our opinion is based on the Code and the regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in such laws, the regulations promulgated thereunder and other relevant authorities and law may cause the tax treatment of the transaction to be materially different from that described above. This opinion is given as of the date hereof and we undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein. Our opinion represents only our legal judgment, is not a guarantee of a result and, unlike a tax ruling, is binding neither on the Internal Revenue Service, nor a court of law, and has no official status of any kind. The Internal Revenue Service or a court of law could disagree with the opinion expressed herein. Although we believe that, in a properly presented case, the opinion expressed herein would be found to be correct if challenged, there can be no assurance that this will be the case. In evaluating these tax issues, we have not taken into account the possibility that a tax return will not be audited, that an issue will not be raised on audit, or that an issue will be resolved through settlement if raised.

This opinion, as qualified herein, covers only the opinions expressly contained herein, and we express no opinion with respect to any other considerations which may arise relating to the transaction, any other taxes or any other matters arising under United States Federal, state, local or foreign law.

The Committee on Legal Opinions of the American Bar Association promulgated the “Third-Party Legal Opinion Report, including the Legal Opinion Accord,” (the “ABA Guidelines”) in 1991. Among other things, the ABA Guidelines provide that attorneys should not provide legal opinions as to matters of fact or financial or economic forecasts (or similar predictions). In this regard, matters discussed expressly or implicitly within this letter which are determined to be matters of fact or financial or economic forecasts (or similar predictions) should be interpreted to be a confirmation of our understanding and a statement of our belief rather than a legal opinion, regardless of the language used.

Chapman and Cutler LLP does not and will not impose any limitation on the disclosure of tax treatment or tax structure of any transaction relating to this matter. We hereby consent to the filing with the SEC of this letter as an exhibit to the Registration Statement and the reference to this letter and to us under the heading “United States Federal Income Tax Consequences” in the Prospectus. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Sincerely,

Chapman and Cutler LLP